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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a - 16 or 15d - 16
under the Securities Exchange Act of 1934

For the month of March 2010

000-29880

(Commission File Number)

Virginia Mines Inc.

(Translation of registrant's name into English)

200-116 St-Pierre,

Quebec City, QC, Canada G1K 4A7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __X__

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Virginia Mines Inc.

(Registrant)

Date: 3/17/2010
Form 6-K



By: *Amélie Laliberté*
Name:Amélie Laliberté
Title: Manager Investor Relations

Exhibit 1

Summer 2009 Geological Exploration Program, Anatacau Property, Québec, VIRGINIA MINES INC., February 2010, Prepared by: Stephen Poitras, P. Geo. And Alain Cayer, M.Sc., P. Geo. Services Techniques Geonordic Inc.

8 papers copies

ITEM 1 TITLE PAGE

Form 43-101
Technical Report

Technical Report and Recommendations
Summer 2009 Geological Exploration Program
Anatacau Property, Québec

VIRGINIA MINES INC.

February 2010

Prepared by:

Stephen Poitras, P. Geo.

and

Alain Cayer, M.Sc., P. Geo.

Services Techniques Geonordic Inc.

ITEM 2 TABLE OF CONTENTS

LIST OF TABLES, FIGURES, APPENDICES AND MAPS

TABLES

FIGURES

APPENDICES

MAPS (POCKET)

ITEM 3 SUMMARY

The Anatacau project is located on the James Bay territory, in the Eastmain River area south of Opinaca reservoir (Figure 1), approximately 290 kilometres north of the town of Matagami in Quebec. The property is accessible by the James Bay paved highway then, at kilometre marker 395, a gravel road provides access to the northern part of the Anatacau property. The southern part of the property is accessible by helicopter or floatplane. This property consists of 207 map-designated claims, totalling 10 952.03 hectares (109.52 km^2). These claims are 100% held by IAMGOLD-Québec Management Inc ("IAMGOLD"). Under an agreement with Virginia Mines Inc. ("Virginia"), the latter may earn 100% interest in the property by investing 3 million dollars in exploration before the end of 2012. IAMGOLD retains a 2% NSR royalty, half of which (1%) may be bought back by Virginia.

The Anatacau property is located in the central part of the Superior Province, in the La Grande Subprovince, more precisely in the Lower Eastmain Archean greenstone belt. The Eastmain greenstone belt is essentially composed of komatiitic to rhyolitic volcanic rocks and two sedimentary formations. Younger gabbros and feldspar porphyry intrusions crosscut the volcano-sedimentary rocks. Granite and tonalite intrusions cover the southern third of the property. The Franto showing is the significant mineralization discovered on the property. Franto consists of pyrite veins in shear zones which assayed 8.23 g/t Au (grab sample #178559) and 4.82 g/t Au / 4.0 m in trench TR-AN-07-001. In the fall of 2007, an induced polarization (IP) survey was conducted in the area surrounding Franto and in the spring of 2008, three holes were drilled to test the lateral and depth extensions of the showing. No significant values were obtained.

441 rock samples and 74 till samples were collected during the 2009 exploration campaign. One gold showing (Hercules) was discovered in a pyrite-rich shear zone crosscutting feldspar porphyry intrusive rocks which assayed up to 4.3 g/t Au in grab samples.

Mechanical stripping and channel sampling is recommended on the Hercules showing as well as detailed mapping and a Beep-Mat survey.

Detailled mapping is also recommended on the Franto showing to attempt to understand the controls on mineralization.

Future exploration efforts should be aimed at the large area of granitic rocks in the southern portion of the property as a follow-up to encouraging gold-in-till anomalies.

ITEM 4 INTRODUCTION AND TERMS OF REFERENCE

This report provides technical geological data relevant to Virginia Mines Inc.'s Anatacau property in Quebec and has been prepared in accordance with Form 43-101F1, Technical Report format outlined under NI 43-101.

The purpose of the report is to present the status of current geological information generated from Virginia's 2009 exploration program on the Anatacau property and to provide recommendations for future work.

Both authors of this report were involved in all field work conducted during the 2009 exploration campaign as project geologists.

ITEM 5 DISCLAIMER

This section is not applicable to this report.

ITEM 6 PROPERTY DESCRIPTION AND LOCATION

The Anatacau project is located in the James Bay area 30 km southwest of Opinaca reservoir (Figure 1). The property is 290 kilometres north of the town of Matagami in Quebec, Canada.

Latitude:	52°03' to 52°10' North
Longitude:	76°34' to 76°45' West
NTS:	33C/02 (Anatacau Lake)
UTM zone:	18 (NAD27), 379600 E to 392000 E ; 5767700 N to 5781600 N

This property consists of 207 map-designated claims, totalling 10 952.03 hectares (109.52 km^2). These claims are 100% held by IAMGOLD-Québec Management Inc. Under an agreement with Virginia Mines Inc., the latter may earn 100% interest in the property by investing 3 million dollars in exploration before the end of 2012. IAMGOLD retains a 2% NSR royalty, half of which (1%) may be bought back by Virginia.

ITEM 7 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The property is located 55 km northwest of the Cree community of Nemaska (Figure 1). It lies about 30 km east of the James Bay Highway and 10 km southwest of the access road to dyke OA-11 on Opinaca reservoir. A medium-voltage power line runs along the eastern edge of the property.

The property is accessible by helicopter from the former Opinaca landing strip located 6 km north of the property. The landing strip is easily accessible via the paved James Bay Highway to kilometre 396, then along 47 km of all-weather gravel roads. Since the fall of 2007, an

ATV trail leads to the centre of the project area (northeast part of Anatacau Lake). The trail was developed to provide access to trenching sites.

Topographic relief on the property is low, with rolling hills less than 100 meters high. The drainage pattern is marked by the presence of numerous lakes on the property, including Anatacau Lake in the central part. Numerous bogs and fens occur in the south half of the property. Water drains north, toward the Eastmain River.

ITEM 8 HISTORY

The first geological reconnaissance work in the Eastmain River area was performed by the Geological Survey of Canada (Low, 1897). The first mineral exploration programs in this area took place in 1935 and 1936, by Dome Mines Ltd (McCrea, 1936), who conducted geological reconnaissance and prospecting work. A few trenches and drill holes were done at the time on two gold showings (Dome A and K) along the shores of the Eastmain River, about 70 km east of the Anatacau property. Shaw (1942) was among the first to take an interest in the geology of the Eastmain River greenstone belt. Eade (1966) followed suit, with systematic regional mapping at a scale of 1:1,000,000. Later on, a geological survey was conducted by the *Ministère des Richesses naturelles du Québec* in the early 1960s (Eakins *et al.*, 1968), covering all of map sheet 33B/04, the west part of map sheet 33B/03, and the east part of map sheet 33C/01. Franconi (1978) mapped the Lower Eastmain volcano-sedimentary belt at a scale of 1:100,000. This work covers the Anatacau property.

In the 1970s and up to 1981, the *Société de développement de la Baie-James* (SDBJ) had the exclusive mandate to develop the mineral potential of the James Bay region (Vallières, 1988). The Government gave the SDBJ the exclusive right to hold mining titles in this territory, in order to ensure better coordination of exploration work prior to the flooding of hydroelectric reservoirs. A regional lake-bottom sediment survey was conducted by the SDBJ in the mid-1970s. In the mid-1980s, the Government of Québec suspended the SDBJ's monopolistic advantage and the land once again became accessible to prospectors and private companies.

After land access was opened up in the James Bay territory, very little exploration work was conducted on the Anatacau property. The region was however thoroughly covered by various regional mapping surveys conducted by the *Ministère des Ressources naturelles du Québec* (MRNQ). The most recent mapping survey was conducted in 1999 by Moukhsil (2000).

Virginia Gold Mines Inc. conducted reconnaissance work in 1996 on the Anatacau property. The company discovered a gold showing grading 1.56 g/t Au, located 2 km east of Anatacau Lake. The surface sample was taken from a quartz vein with 10% pyrite-arsenopyrite, hosted in a shear zone.

Table 1: Summary of mineral showings discovered in the Anatacau property area.

Showing	NTS	Company and date	Mineralization	Best results
***Anatacau** (Au)	33C/02	Virginia Gold Mines Inc. (1996)	Quartz veins + 10% AS-PY in a deformed felsic tuff	Grab sample: **1.56 g/t Au**
Isabelle (Au)	33C/02	Virginia Mines Inc. (2007)	Silicified wacke + 2-10% PO-PY + QFP dykes + contact with a basalt	Trench: **6.48 g/t Au / 3.0 m** **4.20 g/t Au / 13.61 m** Drill hole: **1.33 g/t Au / 19.0 m** Incl. **4.92 g/t Au / 3.0 m**
Contact Zone (Au±Zn± As±Cu)	33C/01	Carat Exploration Inc. Virginia Gold Mines Inc. (1996) Arianne Resources Inc. (2006)	Quartz-tourmaline veins + PY and visible gold	Grab sample: **43.75 g/t Au; 296 ppm Cu, 526 ppm Zn;** Drill hole: **4.7 g/t Au / 3.1 m** Trench: **1.1 g/t Au / 8.0 m**
Chino Zone (Au±Ag)	33C/01	Carat Exploration Inc. Virginia Gold Mines Inc. (1996)	Strong silicification + Quartz-tourmaline veins + 10% AS, 1-5% PY-PO	Trench: **4.9 g/t Au / 3.0 m** **5.81 g/t Au / 9.0 m** **7.94 g/t Au / 4.0 m**
Lac Renard (Au±As)	33C/01	Virginia Gold Mines Inc. (1997)	Deformed basalt + quartz veins + 2-4% AS ± CP ± PY	Grab sample: **3.81 g/t Au and >10 % As** **6.38 g/t Ag and 2.67 g/t Au**
Cyr Zone (Au±Zn± Pb±Ag)	33C/02	James Bay Mining Corp. (1964-1965) Carat Exploration Inc. (1996)	Quartz veins + PY-SP-GL in deformed tonalite	Grab sample: **3.81 g/t Au, 3.7 g/t Ag, 4600 ppm Zn, 1900 ppm Pb** Drill hole: **13.5 g/t Au, 1.94% Cu / 0.7 m**
Bear Island (Wabamisk) (Cu-Au)	33C/02	James Bay Mining Corp. (1964) Eastmain Resources Inc. (1996)	Massive to semi-massive sulphides (PY, PO, CP, BN) in an altered tuff	Grab sample: **7.5 g/t Au, 1.6% Cu** Drill hole: **5.21% Cu / 1.1 m**
QET Zone (Au-Cu-Ag)	33C/01	Eastmain Resources Inc. (1997)	Breccia zone mineralized up to 50% PY-PO-MG at a contact with a granite	**1.05 g/t Au** and **0.21% Cu / 2.0 m**
			Mineralized contact (PY-PO-CP) between a basalt and a felsic intrusive	**8.02 g/t Au / 2.0 m; 1.8 g/t Ag / 1.0 m 9600 ppm Cu**

Elsewhere, no gold and base metal showings were found, except for a few occurrences to the north and northeast of the property. The most recent exploration work began in the fall of 2006 by Arianne Resources Inc., in an area northeast of the property. Their work yielded grades of 1.0 to 20.0 g/t Au over thicknesses ranging from 0.5 to 3.0 m in drill hole, near the Contact showing. A summary of significant mineral occurrences discovered in the general area of the Anatacau property is provided in Table 1.

In 2005, IAMGOLD-Québec Management Inc. conducted or mandated consulting firms to perform the following work on the Anatacau project (Caron, 2006):

- MIR Télédétection conducted a study of topographic data and Landsat remote sensing data in order to identify lineaments and trace alteration signals;
- A lake-bottom sediment sampling program was conducted in mid-July by field crews from IOS Services Géoscientifiques. A total of 93 samples were analyzed at Actlabs by two (2) different methods: ICP-MS ultratrace-1 analysis et INAA-enhanced analysis;

- A till sampling survey (130 samples) was conducted on the property by Les Consultants Inlandsis. Samples were processed by Overburden Drilling Management Ltd at their facilities in Ottawa, for heavy mineral extraction and gold grain counts. Also, ¼ of the samples were processed for diamond indicator minerals. Heavy mineral concentrates (HMC) were subsequently analyzed for various elements;

- Prospecting work was performed during the summer of 2005. Overall, six (6) days were spent to cover as much land as possible;

- A helicopter-borne magnetic and electromagnetic (AeroTEM II) survey was conducted in November 2005 by Aeroquest Ltd.

During the summer of 2006, IAMGOLD conducted further exploration work on the Anatacau project. A prospecting and geological sampling program (233 rock samples and 66 boulders), Beep-Mat traverses and till sampling (156 samples) were carried out (Caron, 2007).

In 2007, IAMGOLD-Québec Management Inc. and Virginia Mines Inc. signed an agreement enabling the latter to pursue exploration work on the property. In the summer of 2007, Virginia completed an initial geological reconnaissance program and ground follow-up work on various geological, geochemical, and geophysical anomalies defined in previous work. During this first effort, the Franto showing was discovered (grab sample #178559: 8.23 g/t Au), while at about the same time, another field crew from Virginia uncovered the Isabelle showing on the Wabamisk property (grab sample #177525: 2.61 g/t Au). The latter is located 100 meters from the western limit of the Anatacau property. Subsequently, a second field program targeted the two showings, to perform mechanical trenching and channel sampling. Results were very encouraging. The Franto showing yielded grades of 4.82 g/t Au / 4.0 m (TR-AN-07-001) and the Isabelle showing graded 6.48 g/t Au / 3.0 m and 4.20 g/t Au / 13.61 m (TR-WB-07-001 and 002). In the late fall of 2007, ground-based induced polarization and magnetic surveys were conducted on the Franto (IP = 54 km; Mag = 64 km) and Isabelle (IP = 46 km; Mag = 54 km) grids (Tshimbalanga, 2008). Nearly 12 km of the geophysical survey on the Isabelle grid fall within the Anatacau property limits.

In the spring of 2008, four (4) drill holes totalling 670.6 meters tested the Franto showing and the extensions of the Isabelle showing on the Anatacau property. On the Franto grid, mineralization and alteration patterns observed in drill core are similar to those observed on surface at the showing, demonstrating that the mineralized system is still present. Gold assay results are relatively low however, with 23 ppb Au / 1.0 m (AN-08-002), 24 ppb Au / 1.0 m (AN-08-003), and 76 ppb Au / 1.0 m (AN-08-004). On the Isabelle grid, the tested IP anomaly is entirely hosted in basalts. On surface, the showing occurs along the contact between sedimentary rocks (wackes) and basalts. The northeast extension of the Isabelle showing does not correspond to the IP anomaly and thus has not been investigated. The best gold grades were 39 ppb Au / 1.0 m (AN-08-001).

ITEM 9 GEOLOGICAL SETTING

9.1. Regional Geology

The Anatacau project is located in the James Bay region, which lies in the central Superior Province comprising four (4) geological subprovinces. These are, from north to south, the La Grande, Opinaca, Nemiscau, and Opatica subprovinces. These subprovinces are essentially composed of volcanic, plutonic, and sedimentary rocks that were subsequently intruded by post- or late-tectonic granitic intrusions. The Anatacau property is underlain by rocks of the Archean La Grande Subprovince (Figure 1).

The La Grande Subprovince is primarily composed of volcanic and plutonic rocks (Card and Ciesieski, 1986). It wraps around the Opinaca Subprovince to the west, forming a large crescent, and is generally separated from the latter by intrusive contacts. However, contacts with the Nemiscau and Opinaca subprovinces are transitional, grading from dominantly volcano-sedimentary rocks to paragneisses. No ductile faults are reported along the contact zone. The La Grande Subprovince comprises about 85% syn- to late-tectonic plutonic rocks and two (2) greenstone belts, namely: (1) the La Grande greenstone belt (LGGSB), and (2) the Middle and Lower Eastmain greenstone belt (MLEGSB). The Anatacau property covers the west part of the Lower Eastmain greenstone belt.

The MLEGSB extends along an east-west axis for about 300 km lateral distance by 10 to 70 km wide and is bounded to the south by a major unconformity. It is composed of volcanic and sedimentary rocks that formed in an oceanic setting with mid-oceanic ridges, oceanic plateaus and volcanic arcs. These rocks were intruded by calc-alkaline rocks ranging in composition from gabbros to monzogranites.

The MLEGSB is characterized by volcanic rocks of the Eastmain Group, which is subdivided into 4 volcanic cycles and 5 formations (Boily and Moukhsil, 2003). The Kauputauch Formation forms the first volcanic cycle (2752-2739 Ma) and is composed of massive to pillowed flows of tholeiitic metabasalts and andesitic basalts, and felsic flows overlain by a sequence of felsic to mafic tuffs.

The second volcanic cycle (2739-2720 Ma) comprises the Natel Formation. It is composed of komatiites, komatiitic basalts, and massive to pillowed tholeiitic basalts and andesites.

The Anatacau-Pivert Formation, occurring in the study area, forms the third volcanic cycle (2720-2705 Ma) and is composed of metabasalts, amphibolitized andesites, rhyolites and tuffs. The entire assemblage is overlain by sedimentary rocks (siltslates, mudslates, and conglomerates). Volcanic activity in this cycle is accompanied by moderate, mainly syntectonic plutonism.

The Komo and Kasak formations, which represent the fourth and last volcanic cycle (<2705 Ma), mainly consist of massive or pillowed basalts, komatiitic basalts and minor andesites. These rocks are amphibolitized and have a tholeiitic affinity. Minor units of felsic ash tuff are interdigitated in this formation. Calc-alkaline felsic lapilli tuffs also alternate with minor amounts of mafic tuff (Mouksil and Doucet, 1999). Cycles I, II and IV of the Eastmain Group are not present within the Anatacau property.

Two periods of sedimentation overlie these volcanic cycles, accompanied by various episodes of plutonic magmatism. At the base, the Wabamisk Formation (>2705 Ma) is composed of volcaniclastic layers, with andesitic lapilli tuffs and beds of crystal tuff, polygenic blocky tuff, mafic to felsic blocky tuff, ash tuff and crystal tuff. The formation is capped by a unit of polygenic conglomerate dominated by tonalitic pebbles and another unit of polygenic to monogenic conglomerate with diorite and granodiorite pebbles, interbedded with sandstone beds, tuff layers and iron formations.

Next comes the dominantly metasedimentary Auclair Formation (<2648 ±50 Ma), comprising wackes, polygenic conglomerates, and oxide-, silicate-, and sulphide-facies iron formations. It is interpreted as the weakly metamorphosed equivalent of metatexites of the Laguiche Basin in the Opinaca Subprovince. It is present in the north part of the Anatacau property.

Tonalitic to granodioritic plutons are grouped into three categories, *i.e.* synvolcanic, syntectonic, or post- to late-tectonic plutonism. Gabbro dykes crosscut all of the above.

Previous work conducted in the LMEGSB has outlined three (3) phases of deformation. The first (D1) is characterized by an E-W-trending schistosity, ranging in age from 2710 to 2697 Ma. The second phase of deformation (D2) is marked by a NE-SW-trending schistosity, broadly N-S in many locations, the age of which is estimated between 2668 and 2706 Ma. The third phase of deformation (D3) affects syn- to post-tectonic intrusions is less penetrative and thus not as obvious on a regional scale; it is mostly visible in metasedimentary rocks, in the form of a WNW-ESE to NW-SE-trending schistosity. This last deformation event is dated at <2688 Ma, which corresponds to the age of metamorphism. Given the age of the Nemiscau Subprovince (<2697 Ma), it is unlikely to bear traces of the first phase of deformation (D1) recognized in the MLEGSB.

The regional metamorphic grade observed in volcanic and sedimentary rocks of the Anatacau property is generally the upper amphibolite facies and locally the greenschist facies.

9.2. Local Geology

Mapping conducted in 2007 and 2008 (Map 1) greatly improved our understanding of the various mineral occurrences observed on the Anatacau project. New outcrops led us to pinpoint the location of certain contacts, while generally preserving the geological framework proposed by recent MRNQ mapping.

From the south part of the project northward, the core of the Aupiskach tonalitic intrusive was not mapped; only its granodioritic rim was investigated along the contact with the Anatacau-Pivert Formation. In the northeast part, a few outcrops of mafic lavas are still observed less than 100 meters from the internal edge of the intrusive.

In mafic units of the Anatacau-Pivert Formation, mapping and trenching enabled us to trace the following units: abundant mafic lavas and gabbro, with various amounts of felsic lavas, followed by iron formations and wackes. Detailed mapping of trenches revealed the presence of other units such as lapilli tuffs, arenites, mudrocks, exhalites, ultramafic intrusives, and numerous QFP dykes. These are all minor units compared to the mafic lavas.

The felsic lava unit overlying mafic lavas of the Anatacau Formation also contains a few sedimentary units of wacke and iron formation.

The sedimentary Auclair Formation consists of paragneisses and weakly metamorphosed sedimentary rocks (arenite, wacke, iron formation). Rare outcrops of mafic and felsic lavas were mapped, as well as gabbro and diabase dykes.

A small apophysis from the Kapiwak pluton was observed in rocks of the Auclair Formation in the west part of the property. Our mapping seems to suggest the apophysis is somewhat smaller than reported by MRNQ mapping.

Some large scale glacial landforms including crag and tails and drumlins are displayed on the Anatacau Property in association with a dominant and youngest and ice flow to the southwest (240° to 250°). A former ice flow to the north-west, with orientation values clustering at 290° and 330° is indicated by striations preserved on southeasterly tilted rock surface. In addition, a huge segment of the Sakami frontal moraine is present immediately north of the property, revealing that the south-west ice flow lasted until the final deglaciation in this area. No esker system is known on the Anatacau property. Except for small occurrences of glacial lacustrine sediments on lower lands, the glacial geologic context (Prest *et al.* 1967, Fulton 1995) is favorable for the application of till sampling and indicator tracing technique (McClenaghan and Kjarsgaard 2007).

ITEM 10 DEPOSIT TYPES

Orogenic lode-gold deposits are the primary deposit type being investigated. Although these deposits can occur in any lithology, particular attention is paid to sedimentary rocks given that both the Eléonore deposit and the Isabelle showing occur in grauwackes. The primary exploration targets are fault zones and theses are targeted using lineaments analysis on regional magnetic surveys, topographic maps and satellite images. Other targets include bends in regional foliation, lithological contacts, borders of intrusions, metamorphic gradients and contacts between sub-provinces.
Cu-Au porphyry deposits are a secondary deposit type being investigated on the Wabamisk property. Several Cu-Au ± Ag veins have been identified in the northern and central portions of the property which are spacially related to feldspar porphyry dykes and or intrusions. No clear genetic relation has been established between mineralization and intrusive bodies. Exploration targeting for this type of deposit involves the identification of potassic alteration and major fault zones.
For both deposit types our exploration is heavily dependent on foot traverses, chip and boulder sampling and outcrop descriptions. Till sampling and analysis is also used to target

exploration areas. Once a gold showing has been identified exploration then proceeds to mechanical striping, channel sampling, detialed mapping and, eventually, drilling.

ITEM 11 MINERALIZATION

Several different types of mineral occurrences are reported in the MLEGSB (Moukhsil *et al.*, 2002; Gauthier and Laroque, 1998). They may be classified according to their genetic model and age of emplacement as follows: 1) synvolcanic mineralization (2710-2752 Ma), 2) syntectonic mineralization (2697-2710 Ma), and 3) post-tectonic mineralization (~2687 Ma).

Synvolcanic occurrences represent nearly 50% of known showings in the MLEGSB; these include sulphide-facies iron formations (Fe, Cu, Au, Ag), volcanogenic occurrences (Cu, Zn, Ag, Au), and magmatic occurrences, namely porphyry/mantos-type (Cu, Au, Ag, Mo) and epithermal (Au, Ag, Cu, Zn, Pb).

Syntectonic occurrences represent slightly more than 40% of known showings and include orogenic deposits related to phases of deformation D1 and D2 (Au, As, Sb). This category also includes gold deposits associated with oxide- or silicate-facies iron formations (Au, As). Finally, post-tectonic occurrences are scarce and correspond to lithium- or molybdenum-enriched pegmatites.

Mineralization is widespread on the Anatacau property. Pyrite and pyrrhotite are the most common sulphide phases, followed by arsenopyrite, locally occurring in significant concentrations. Chalcopyrite and bornite were observed in a few locations. Sulphides occur in all mapped units, whether sedimentary, volcanic, or intrusive in origin. Sulphides generally occur as disseminations and occasionally as thin mm-scale to cm-scale veins and veinlets.

In iron formations, pyrrhotite is the dominant sulphide phase (<25%) followed by pyrite. Mafic lavas contain more pyrite than pyrrhotite. Very high arsenopyrite contents are occasionally observed in mafic lavas, associated with QFP dykes (Franto showing). Most gold anomalies are associated with mafic lavas cut by quartz veinlets.

ITEM 12 EXPLORATION

The geological reconnaissance program took place between June 2 and July 8, 2009 concurrently with exploration on the neighbouring Wabamisk property. The primary objective of the 2009 exploration campaign was to seek extensions to the Franto showing. This was done by field mapping and collecting samples on polarization and magnetic anomalies from the 2008 geophysics survey (the Franto grid). Other areas of interest outside the Franto grid were delineated using gold in till anomalies from previous exploration seasons (see Oswald, 2008 and Cayer, Oswald, 2009). Field crews were mobilized in the field by helicopter from Virginia's Wabamisk-Anatacau base camp, located northeast of the Eastmain dyke.

A total of 441 rock samples were collected during the field program. All samples were analyzed for gold by Laboratoire Expert in Rouyn-Noranda, Quebec, and selected samples for 30 chemical elements (Scan 30) by Activation Laboratories in Ancaster, Ontario. Of these, 383 were collected on outcrops, 54 from boulders (float), and 4 are channel samples. A list of samples is provided in Appendix 3, along with their location and main geological features. In addition, 74 till samples were collected to analyze heavy mineral concentrates (HMC) for gold and to perform gold grain counts. These samples were collected by Inlandsis Consultants under the supervision of Rémi Charbonneau. Processing was contracted to ODM of Nepean, Ontario for visible gold grain counting and for the preparation of dense mineral fraction which were submitted to ALS Chemex of Val-d'Or for chemical analysis of Au and 33 additional elements.

Four rock samples yielded values in excess 1000ppb gold and a further three rock samples assayed values greater than 0.5% copper (Table 2). Three of the gold bearing samples (165545, 165547, 167602) were collected from the Franto area and come from sulphide-rich (25-40% PO+PY) basalts typical of the Franto showing. These samples were collected above the trace of drillhole AN-08-004, 200m north of the drillhole collar. The copper-rich samples mentionned above as well as the gold-rich sample (167095, 4320ppb Au) come from a newly discovered area, the Hercules showing, located 1.2 km south-east of the Franto showing. The Hercules area has a complex geology, with mafic (gabbros) and ultramafic (pyroxenites) intrusions crosscutting felspar-porphyry intrusions and grauwackes. Several faults were observed in the area. Chalcopyrite-bearing quartz veins (up to 1m thick) crosscutting grauwackes were the first mineralization observed and these are source of the copper-rich samples listed in Table 2. Very little gold is present in these veins and they are not considered an interesting target for a significant copper deposit. However they may be peripheral to a larger mineralized system and merit further investigation as to their relative age and possible relation to faults in the area. The mafic and ultramafic units were investigated for gold and platinum group elements PGEs. Several altered (leucoxene) shear zones and quartz veins were sampled but none proved fertile. Sample 167095 (4320ppb Au) was collected from a pyrite rich-shear zone in a felspar-porphyry intrusive. This intrusive crosscuts a fine-grained FP-BO grauwacke as well as felsic volcanic rocks. The fault coincides with a NW trending induced polarization anomaly which is explained by very fine disseminated pyrite (up to 6%). It is worth noting that inside of 230 m down-ice from the Hercules showing there are 4 till samples with greater than 16 gold grains, including 4 pristine grains.

Table 2: Best grades obtained from mineralized outcrops (NAD27 z18).

Sample	UtmEast	UtmNorth	Type	Lithology	Grade
	NAD 27 - Zone 18				
165545	386892	5775189	Grab	V3B 30-40%PY-PO	**3.12 g/t Au**
165547	386892	5775189	Grab	V3B 25%PO	**2.13 g/t Au**
167068	387562	5774195	Grab	I3A 2%PY-CP	32 ppb Au, 12.6 g/t Ag, **0.78% Cu**
167085	387563	5774190	Grab	VNQZ I3A 5%CP trPY	17 ppb Au, **20.3 g/t Ag, 1.68% Cu**
167092	388106	5774013	Grab	VNQZ I3 CP	56 ppb Au, 9.5 g/t Ag, **0.95% Cu**
167095	387811	5774250	Grab	I1(FP) Si+ 6%PY	**4.32 g/t Au**
167602	386875	5775187	Grab	V3B VNQZ 10-15%PO 2-5%PY	**1.54 g/t Au**

A Beep-Mat (a portable electromagnetic survey instrument that detects conductive and magnetic outcrops or boulders) was used extensively around the Franto showing and north of Anatacau lake in an attempt to explain EM conductors and to expose mineralized outcrops. Several conductors were discovered in volcanic rocks in the vicinity of the Franto showing but none of these were gold bearing. The continuous E-W line of EM conductors from Cambior's 2005 airborne survey, located 300m N of the Franto showing is due to a thin Banded Iron Formation. All other conductors in the area were always related to small concentrations of pyrrhotite and/or pyrite between lava flows or along small shear zones and none of these returned significant gold values. North of lake Anatacau the Beep-mat was used to verify a series of north east trending EM conductors from Cambior's 2005 survey. These conductors turned out to be related to graphite-rich levels within the sedimentary formation and are not gold-bearing.

A follow-up program of 74 till samples was performed in 2009 on the Anatacau Property by Service Technique Geonordic inc. of Rouyn Noranda in collaboration with Inlandsis Consultants of Montréal. These samples (15 kg) were collected with a 100 m to 200 m spacing, along sampling transects draw perpendicularly to ice flow (map 1). At sampling sites, the glacial deposits were exposed from hand dug pits and described using standard descriptive forms. Clasts were removed by hand and the till matrix was inserted in plastic bags with permanent identification number and location were obtained from hand-held GPS. Sampling transects in 2009 were emplaced to precise the provenance of known dispersal trains on the Property. Samples were promptly shipped at Overburden Drilling Management Ltd. of Nepean, Ontario for processing and visual gold-grain counts. Sample treatment included an initial removal of the clasts fraction (>2 mm) by wet sieving, followed by density concentration and visible gold grain count on Wilfley shaking table. Dense fractions of glacial sediment (30g - 80g) were submitted to Als Chemex Inc. of Val-d'Or for Au analysis by fire assay on 30 g (package ICP-21) and 34 additional elements (Ag, Al, As, Ba, Be, Bi, Ca, Cd, Co, Cr, Cu, Fe, Ga, K, La, Mg, Mn, Mo, Na, Ni, P, Pb, S, Sb, Sc, Sr, Th, Ti, Tl, U, V, W, Y, Zn) by ICP-MS (package ME-ICP61) following a four-acid total digestion on a 0.5 g split.

Till analysis revealed eight elevated gold signals from 0.5 to 6 g/t Au for dense concentrates assay and 15 samples of more than 10 visible gold grains. Most visible gold grains are reshaped. Nevertheless, these positive results confirm and help precise the head portion of dispersal trains defined in previous years. The association to geochemical enrichment of typical gold pathfinders (Ag, As, Bi, Mo, Sb, Ti and W) occurs near interpreted source areas for these dispersal trains. Recommendations based on these results and interpretation included close examination and sampling of boulders and outcrop near target areas, in order to find characterized bedrock mineralization at the source of the dispersal trains.

ITEM 13 DRILLING

No drilling was undertaken on the Anatacau property in 2009.

ITEM 14 SAMPLING METHOD AND APPROACH

A total of 441 rock samples were collected over approximately 52km2 of the property. Samples are selected at the discretion of the field workers and sampling density varies according to outcrop density and the nature of the rocks (mineralization, alteration, deformation etc..) in any given area.

Each selected outcrop or boulder is identified with a flag tied to a nearby tree. Another length of flag tape, on which the sample number is written, is tied to a rock similar to the one being sampled and is left at the exact sampling location. The samples are bagged and tagged by employees of Services Techniques Géonordic and transported to the exploration camp.

Collected samples were analyzed for gold via fire assay and were also analyzed for multi-elements by ICP (scan 30). Those returning grades above 500 ppb Au were analyzed by fire assay with gravimetric finish.

Laboratoire Expert, in Rouyn-Noranda, was mandated to perform the gold assays and sample preparation. All the samples for multi-element assays were sent by Laboratoire Expert to Activation Laboratories (Ancaster, ON).

ITEM 15 SAMPLE PREPARATION, ANALYSIS AND SECURITY

Grab, channel and split core samples were collected and processed by personnel of Services Techniques Geonordic.

Many of the grab and channel samples were re-examined at the camp, and sample shipping was completed under the direction of Alain Cayer, one of the authors of this report. Samples of every type (grab, channel) were immediately placed in plastic sample bags, tagged and recorded with unique sample numbers. Sealed samples were placed in shipping bags, which in turn were sealed with plastic tie straps or fibreglass tape. The bags remained sealed until they were opened by Laboratoire Expert personnel in Rouyn-Noranda, Quebec.

All samples were initially stored in the camp. Samples were not secured in locked facilities; this precaution deemed unnecessary due to the remote camp location. Samples were then loaded directly on a truck for transport to Rouyn-Noranda. Samples were delivered by Services Techniques Geonordic personnel or by KEPA transport, a James Bay freighting company, to Laboratoire Expert's sample preparation facility in Rouyn-Noranda.

Upon receipt, samples were placed in numerical order and compared with the packing list to verify receipt of all samples. If the received samples did not correspond to the list, the customer was notified.

Samples are dried if necessary and then reduced to -1/4 inch with a jaw crusher. The jaw crusher is cleaned with compressed air between samples and barren material between sample batches. The sample is then reduced to 90% -10 mesh with a rolls crusher. The rolls crusher is cleaned between samples with a wire brush and compressed air and barren material between sample batches. The first sample of each sample batch is screened at 10 mesh to determine that 90% passes 10 mesh. Should 90% not pass, the rolls crusher is adjusted and another test is done. Screen test results are recorded in the logbook provided for this purpose. The sample is then riffled using a Jones-type riffle to approximately 300 g. Excess material is stored for the customer as a crusher reject. The 300-g portion is pulverized to 90% -200 mesh in a ring and puck type pulverizer; the pulverizer is cleaned between samples with compressed air and silica sand between batches. The first sample of each batch is screened at 200 mesh to determine that 90% passes 200 mesh. Should 90% not pass, the pulverizing time is increased and another test is done. Screen test results are recorded in the logbook provided for this purpose.

15.1. Gold Fire Assay AA Finish

A 29.166-g sample is weighted into a crucible that has been previously charged with approximately 130 g of flux. The sample is then mixed and 1 mg of silver nitrate is added. The sample is then fused at 1800°F for approximately 45 minutes. The sample is then poured in a conical mold and allowed to cool; after cooling, the slag is broken off and the lead button weighing 25-30 g is recovered. This lead button is then cupelled at 1600°F until all the lead is oxidized. After cooling, the dore bead is placed in a 12 × 75 mm test tube. 0.2 ml of 1:1 nitric acid is added and allowed to react in a water bath for 30 minutes; 0.3 ml of concentrated hydrochloric acid is then added and allowed to react in the water bath for 30 minutes. The sample is then removed from the water bath and 4.5 ml of distilled water is added, the sample is thoroughly mixed, allowed to settle and the gold content is determined by atomic absorption.

Each furnace batch comprises 28 samples that include a reagent blank and gold standard. Crucibles are not reused until we have obtained the results of the sample that was previously in each crucible. Crucibles that have had gold values of 200 ppb are discarded. The lower detection limit is 2 ppb and samples assaying over 500 ppb are checked by gravimetric assay.

15.2. Gold Fire Assay Gravimetric Finish

A 29.166-g sample is weighed into a crucible that has been previously charged with approximately 130 g of flux. The sample is then mixed and 2 mg of silver nitrate is added. The sample is then fused at 1800°F for approximately 45 minutes. The sample is then poured in a conical mold and allowed to cool; after cooling, the slag is broken off and the lead button weighing 25-30 g is recovered. This lead button is then cupelled at 1600°F until all the lead is oxidized. After cooling, the dore bead is flattened with a hammer and placed in a porcelain parting cup. The cup is filled with 1:7 nitric acid and heated to dissolve the silver. When the reaction appears to be finished, a drop of concentrated nitric acid is added and the sample is observed to ensure there is no further action. The gold bead is then washed several times with hot distilled water, dried, annealed, cooled and weighed.

Each furnace batch comprises 28 samples that include a reagent blank and gold standard. Crucibles are not reused until we have obtained the results of the sample that was previously in each crucible. Crucibles that have had gold values of 3.00 g/t are discarded. The lower detection limit is 0.03 g/t and there is no upper limit. All values over 3.00 g/t are verified before reporting.

15.3. Multi-Elements (from www.actlabs.com : Code 1E1 – Aqua Regia - ICP-OES)

A 0.5-g sample is digested with *aqua regia* (0.5 ml H_2O, 0.6 ml concentrated HNO_3 and 1.8 ml concentrated HCl) for 2 hours at 95°C. The sample is cooled then diluted to 10 ml with deionized water and homogenized. The samples are then analyzed using a Perkin Elmer OPTIMA 3000 Radial ICP for the 30-element suite. A matrix standard and blank are run every 13 samples.

A series of USGS geochemical standards are used as controls. Digestion is near total for base metals, however will only be partial for silicates and oxides.

Table 3: Code 1E1 Elements and Detection Limits (ppm)

Element	Detection Limit	Upper Limit	Element	Detection Limit	Upper Limit
Ag*	0.2	100	Mo*	2	10,000
Al*	0.01%		Na*	0.01%	
As*	10		Ni*	1	10,000
Ba*	1		P*	0.00%	
Be*	1		Pb*	2	5,000
Bi	10		S*	100	
Ca*	0.01%		Sb*	10	
Cd	0.5	2,000	Sc*	1	
Co*	1		Sn*	10	
Cr*	2		Ti*	0.01%	
Cu	1	10,000	V*	1	
Fe*	0.01%		W*	10	
K*	0.01%		Y*	1	
Mg*	0.01%		Zn*	1	10,000
Mn*	2	10,000	Zr*	1	

Note: * Element may only be partially extracted.

ITEM 16 DATA VERIFICATION

All the samples were analysed for gold via fire assay and were also analysed for multi-elements by ICP (scan 30). As a verification procedure, all the samples returning grades for gold above 500 ppb were re-analyzed by gravimetric assay. The lab results are enclosed in Appendix 4.

Also in every shipping some standards and blank samples were introduced. The six (6) types of standards used were purchased at "Rocklabs". Their grades range from 0.583 to 8.543 g/t Au. Blank samples consist of crushed (3/4) calcite and silica commonly referred to as "marble aggregate" in the landscaping industry. 30-kg bags were purchased at a local retailer in Rouyn-Noranda. Tables 7 and 8 list all the standards and blank samples used in 2009 campaign.

Table 4: Standard and blank samples of the 2009 geological reconnaissance campaign.

Sample	Au g/t	Rocklabs grade	Type
165701	8,43	8.543 (+/- 0.072)	Standard(SN26)
165702	0,003	< 0.003	Blank
165727	0,003	< 0.003	Blank
165728	0,003	< 0.003	Blank
165731	0,58	0.597 (+/- 0.007)	Standard(SE29)
165732	0,58	0.597 (+/- 0.007)	Standard(SE29)
166232	0,62	0.597 (+/- 0.007)	Standard(SE29)
166233	0,003	< 0.003	Blank
166418	0,58	0.597 (+/- 0.007)	Standard(SE29)
166419	0,003	< 0.003	Blank
167097	0,003	< 0.003	Blank
167098	1,41	1.323 (+/- 0.017)	Standard(SH35)
167099	0,003	< 0.003	Blank
167100	0,62	0.597 (+/- 0.007)	Standard(SE29)

ITEM 17 ADJACENT PROPERTIES

This section is not applicable to this report.

ITEM 18 MINERAL PROCESSING AND METALLURGICAL TESTING

This section is not applicable to this report.

ITEM 19 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

This section is not applicable to this report.

ITEM 20 OTHER RELEVANT DATA AND INFORMATION

This section is not applicable to this report.

ITEM 21 INTERPRETATION AND CONCLUSIONS

A new gold and copper-rich showing (the Hercules showing) was discovered during the 2009 exploration campaign. Samples up to 4.3 g/t Au were discovered in a pyrite rich shear zone crosscutting feldspar porphyry intrusive rocks. The area around the Hercules showing is underlain by felsic volcanics and grauwackes and these are intruded by mafic (gabbro) and ultramafic (pyroxenites) rocks, as well as the aforementioned feldspar porphyry. Chalcopyrite-rich quartz veins were sampled in the area which graded up to 1.68%Cu. It is not clear if the Cu-rich quartz veins are related to the gold bearing shear zones. The mafic and ultramafic intrusions clearly crosscut all other rocks. Although no significant metal values were found in these rocks their simple presence suggests pre-existing fractures or faults, possibly fertile, in the area.

The area around the Franto showing has now been extensively sampled and no other significant gold showing has been discovered. The E-W trending conductor north of Franto is related to a barren banded iron formation. All other conductors uncovered around Franto were related to minor sulphide concentrations which were not gold bearing. No major folds or faults were observed in the area and the magnetic survey and induced polarization survey indicate a uniformly E-W trending fabric. By contrast the area immediately surrounding the Franto showing is a very complex mixture of basalts and feldspar porphyry intrusive rocks which is not fully understood.

The northeast trending EM conductors north of lake Anatacau were identified as graphite-rich levels within the sedimentary Auclair formation. None of the samples collected along these conductors were gold bearing.

The use of the Beep mat has proved to be very efficient in finding conductors related sulphide mineralization and its use in future exploration campaigns is strongly encouraged.

ITEM 22 RECOMMENDATIONS

A new showing discovered on the Anatacau showing (Hercules showing, 4.3 g/t Au) justifies addition exploration work on the property. It is recommended that overburden be removed over a larger area surrounding the Hercules showing, both along strike and laterally and that channel sampling and detailed mapping be performed to understand the relative timing of mineralization and rock units. The fault bearing the Hercules showing has up to 10% pyrite and may be detectable using the Beep-Mat (portable electro-magnetic instrument). Its use is recommended to follow the Hercules fault and to detect similar faults in the area.

The Franto area has been extensively sampled but the relation (if any) between deformation and feldspar porphyry intrusive rocks on the original showing remain unexplained. It is recommended that Franto showing be closely studied and a detailed map be produced to attempt to answer these questions and apply this knowledge for more focused exploration in the surrounding area.

Lastly it is recommended that some significant exploration effort be assigned to the granitic rocks in the southern portion of the property. In past exploration campaigns these rocks have largely been ignored (understandably) in favour of volcano-sedimentary rocks. Several till samples with very high gold grain counts (ie. An-290, 91 grains of which 33 are pristine. UTM NAD 27; 386196E, 5772409N) collected in overburden above granite have been interpreted as parts of dispersal trains originating in volcano-sedimentary rocks. However there are no constraints on rock types for orogenic lode gold deposits (Groves et al. 2003) and therefore no reason to discount granitoïde rocks as the source of gold in tills. Magmatic and Au-porphyry deposits may also be considered as the source of gold in tills giving more reasons to concentrate some exploration in the granitic rocks in the southern part of the Anatacau property.

ITEM 23 REFERENCES

Boily, M. and Moukhsil, A., 2003. Géochimie des assemblages volcaniques de la ceinture de roches vertes de la Moyenne et de la Basse-Eastmain. Ministère des Ressources naturelles, Québec; ET 2002-05.

Card, K.D. and Ciesielski, A., 1986. DNAG No 1 Subdivisions of the Superior Province of the Canadian Shield. Geoscience Canada; Volume 13, pp. 5-13.

Cayer, A., Savard, M., Tremblay, M., Ouellette, J-F. and Archer P., 2006. Technical Report and Recommendations Summer and Fall 2005 Exploration Program, Eleonore Property, Québec. Mines d'Or Virginia inc. Ministère des Ressources naturelles, Québec; GM 62341.

Cayer, A. and Oswald, R., 2009. Technical Report and Recommendations Spring 2008 drilling program and Summer 2008 Geological exploration program, **Wabamisk** Property, Québec. Mines Virginia inc.

Charbonneau, R., 2008. Campagne de suivi et d'échantillonnage de till 2007, propriété Anatacau, Baie James, Québec, 4 pages.

Caron, K., 2006. Rapport des travaux d'exploration, Campagne été 2005, Projet Lac Anatacau (#256), Cambior, Baie James, Québec, 30 pages.

Caron, K., 2007. Rapport des travaux d'exploration, Projet Lac Anatacau (#256), Campagne été 2006, Iamgold, Baie James, Québec, 26 pages.

Eade, K.E., 1966. Fort George River and Kaniapiskau River (west half) map areas, New Quebec. Geological Survey of Canada. Memoir 339, 120 pages.

Eakins, P.R., Hashimoto, T., Carlson, E.H., 1968. Région du Grand-Détour-Lacs Village, Territoire de Mistassini et Nouveau-Québec. Ministère des Richesses naturelles du Québec; RG 136, 42 pages.

Franconi, A., 1978. La bande volcano-sédimentaire de la rivière Eastmain inférieure. Ministère des Richesses naturelles, Québec; DPV-574; 177 pages.

Gauthier, M. and Laroque, M., 1998. Cadre géologique, style et répartition des minéralisations métalliques de la Basse et de la Moyenne Eastmain, Territoire de la Baie de James, Quebec, 86 pages, MB 98-10.

Groves et. al., Gold Deposits in Metamorphic Belts: Overview of Current nderstanding, Outstanding Problems, Future Research, and Exploration Significance. Economic Geology; January 2003; v. 98; no. 1; p. 1-29

Low, A.P., 1897. Report on explorations in the Labrador Peninsula along the Eastmain, Koksoak, Hamilton, Manicouagan, and portions of other rivers. Geological Survey of Canada; Annual Report, volume 8, part L, pages 237-239.

Mc Crea, J.G., 1936. Report on the property – Dome Mine Ltd. Ministère des Ressources naturelles, Québec; GM 9863-A, 16 pages.

Moukhsil, A. and Doucet, P. 1999. Géologie de la région des lacs Villages (33B/03). Ministère des Ressources naturelles, Québec; RG99-04, 32 pages.

Moukhsil, A., 2000. Géologie de la région des lacs Pivert (33C/08), Anatacau (33C/02), Kauputauchechun (33C/07) et Wapamisk (33C/08). Ministère des Ressources naturelles, Québec; RG 2000-04, 49 pages.

Moukhsil, A., Legault, M., Boily, M., Doyon, J., Sawyer, E. and Davis, D.W., 2002. Synthèse géologique et métallogénique de la ceinture de roches vertes de la Moyenne et de la Basse Eastmain (Baie-James). Ministère des Ressources naturelles, Québec; ET 2002-06, 57 pages.

Oswald, 2008. Rapport géologique et recommandations. Travaux de terrain 2007. Projet Anatacau, Québec, S.N.R.C. 33C/02. Ministère des Ressources naturelles, Québec; GM 63606. 28 pages.

Shaw, G., 1942. Eastmain preliminary map, Quebec. Geological Survey of Canada; paper 42-10.

Tshimbalanga, S., 2008. Levés de Polarisation Provoquée et de Magnétométrie Eastmain, propriété Anatacau, Grille Franto, S. N. R. C. 33C/02, Mines Virginia Inc., 15 pages.

Vallières, M.; 1988. Des mines et des hommes : Histoire de l'industrie minérale québécoise. Les publications du Québec (Québec), 437 pages.

ITEM 24 DATE AND SIGNATURE

CERTIFICATE OF QUALIFICATIONS

I, Alain Cayer, reside at 467 Ch. Du Trappeur, St-Sauveur (Québec), J0R 1R1, and hereby certify that:

I am currently employed as Senior Project Geologist with Services Techniques Geonordic inc., 1045 ave. Larivière, Rouyn-Noranda (Québec), J9X 6V5.

I graduated from the Université du Québec à Montréal with a B.Sc. in Geology in 1998 and a M.Sc. in Earth Science in 2001.

I have been working as a geologist in mineral exploration since 1996.

I am a Professional in Geology and registered member of the *Ordre des Géologues du Québec*, permit number 569.

I am a Qualified Person with respect to the Anatacau Project in accordance with section 1.2 of National Instrument 43-101.

I am involved in the Anatacau Project since the spring of 2007.

I have visited the property from June to July 2008 while participating to the exploration program.

I am not aware of any missing information or changes, which would cause this report to be misleading.

I do not fulfill the requirements set out in section 1.5 of National Instrument 43-101 for an "independent qualified person" relative to the issuer, being part of the stock option plan of Virginia Mines Inc.

I have read and used National Instrument 43-101 and Form 43-101F1 to prepare this report in accordance with its specifications and terminology.

Dated in St-Sauveur, Qc, this 17th day of February 2010.



Alain Cayer, M.Sc., P. Geo.

ITEM 24 DATE AND SIGNATURE

CERTIFICATE OF QUALIFICATIONS

I, Stephen Poitras, residing at 7516 rue De Gaspé, Montreal (Québec), H2R 2A2, and hereby certify that:

I am currently employed as Project Geologist with Services Techniques Geonordic inc., 1045 ave. Larivière, Rouyn-Noranda (Québec), J9X 6V5.

I graduated from the Université du Québec à Montréal with a B.Sc. in Geology in 2003 and from the University of Waterloo with a B.Sc. in Mechanical Engineering in 1994.

I have been working as a geologist or geologist in training in mineral exploration since 2003.

I am a Professional in Geology and registered member of the *Ordre des Géologues du Québec*, permit number 896.

I am a Qualified Person with respect to the Anatacau Project in accordance with section 1.2 of National Instrument 43-101. .

I am involved in the Anatacau Project since the spring of 2007.

I have visited the property from June to July 2009 while participating in the exploration program.

I am not aware of any missing information or changes, which would cause this report to be misleading.

I do not fulfill the requirements set out in section 1.5 of National Instrument 43-101 for an "independent qualified person" relative to the issuer, being part of the stock option plan of Virginia Mines Inc.

I have read and used National Instrument 43-101 and Form 43-101F1 to prepare this report in accordance with its specifications and terminology.

Dated in Rouyn-Noranda, Qc, this 17th day of February 2010.



Stephen Poitras, P. Geo.

ITEM 26 ILLUSTRATIONS
TABLES, FIGURES, APPENDICES AND MAPS

Available upon request at:
Virginia Mines Inc.
200-116 St-Pierre Street
Québec, QC G1K 4A7
Canada

(418) 694-9832
www.virginia.qc.ca
mines@virginia.qc.ca

Also available on www.sedar.com